               As filed with the Commission on July 3, 2001


                                                      Registration No. 333-60400

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         POST-EFFECTIVE AMENDMENT NO. 1

                                       TO

                                    FORM S-4

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                        PROMISTAR FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)

                               ----------------

      Pennsylvania                   6022                    25-1441348
                               (Primary Standard
     (State or other              Industrial              (I.R.S. Employer
     jurisdiction of          Classification Code        Identification No.)
    incorporation or                Number)
      organization)

   Promistar Financial Plaza, 551 Main Street, Johnstown, Pennsylvania 15901
                                 (814) 532-3801
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                John H. Anderson
                      Chairman and Chief Executive Officer
                        Promistar Financial Corporation
   Promistar Financial Plaza, 551 Main Street, Johnstown, Pennsylvania 15901
                                 (814) 532-3801
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                with copies to:

        Richard D. Rose, Esquire           Kristen Larkin Stewart, Esquire
        Buchanan Ingersoll, P.C.             Kirkpatrick & Lockhart LLP
            301 Grant Street                  Henry W. Oliver Building
     Pittsburgh, Pennsylvania 15219             535 Smithfield Street
              412-562-8425                 Pittsburgh, Pennsylvania 15222
                                                    412-355-6500

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this post-effective amendment to the registration statement becomes effective.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                FNH CORPORATION
                                 98 Wendel Road
                           Irwin, Pennsylvania 15642
                                 (724) 864-7776

                                  July  , 2001

                    SUPPLEMENTAL PROXY STATEMENT/PROSPECTUS

   On May 25, 2001, we mailed to you a proxy statement/prospectus relating to the annual meeting of shareholders of FNH Corporation that was scheduled to be held on June 29, 2001. One of the purposes of the meeting was to consider and vote upon the proposed merger of FNH with and into Promistar Financial Corporation pursuant to an Agreement and Plan of Reorganization. The FNH board of directors, as of the date of this letter and the enclosed supplemental proxy statement/prospectus, continues to unanimously support the merger.

   THIS SUPPLEMENTAL PROXY STATEMENT/PROSPECTUS SUPPLEMENTS OUR MAY 24, 2001 PROXY STATEMENT/PROSPECTUS.

   On June 13, 2001, Promistar entered into an Agreement and Plan of Merger with F.N.B. Corporation pursuant to which Promistar agreed to merge with FNB. Because of the importance and significance of this information, we decided to postpone the annual meeting of FNH shareholders originally scheduled for June 29, 2001. We have rescheduled our annual meeting for August 14, 2001. At the rescheduled meeting, you will vote on all matters that you would have voted on at the originally scheduled annual meeting, including the merger with Promistar. We are enclosing a supplement to the proxy statement/prospectus previously mailed to you on May 25, 2001. This supplement discusses the proposed FNB/Promistar merger and how it will impact your current decision relating to the merger of FNH and Promistar. We are not asking you at this time to vote on the FNB/Promistar merger. IN THE FUTURE FNB AND PROMISTAR WILL PREPARE AND SEND A PROXY STATEMENT/PROSPECTUS TO EACH OF THEIR RESPECTIVE SHAREHOLDERS TO EXPLAIN THAT MERGER AND TO REQUEST THEIR CONSIDERATION OF AND VOTE WITH RESPECT TO THAT MERGER. If the FNH shareholders approve the merger with Promistar and you remain a shareholder of Promistar, you will receive a proxy statement/prospectus regarding the FNB/Promistar merger and you will be able to vote on that merger.


   WE HAVE ENCLOSED A NEW BLUE PROXY CARD WITH THE SUPPLEMENT. IF YOU HAVE ALREADY DELIVERED A PROPERLY EXECUTED PROXY, YOU DO NOT NEED TO DO ANYTHING UNLESS YOU WISH TO CHANGE YOUR VOTE. IF YOU HAVE NOT PREVIOUSLY VOTED OR IF YOU WISH TO REVOKE OR CHANGE YOUR VOTE, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED BLUE PROXY CARD.

   You are encouraged to read this document in its entirety. This supplement incorporates important business and financial information about Promistar and FNH that is not included in or delivered with this document. See "Where You Can Find More Information" on page 14.


   Thank you for your continuing support.

                                        Sincerely,

                                        James R. Lauffer
                                        Chairman, President and
                                        Chief Executive Officer

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SHARES OF PROMISTAR FINANCIAL CORPORATION COMMON STOCK TO BE ISSUED HEREUNDER OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   This supplement is dated July , 2001 and is first being mailed to shareholders on or about July , 2001.

                                FNH CORPORATION
                                 98 Wendel Road
                           Irwin, Pennsylvania 15642

                               ----------------

              NOTICE OF RESCHEDULED ANNUAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON AUGUST 14, 2001

                               ----------------

   NOTICE IS HEREBY GIVEN that the rescheduled Annual Meeting of shareholders of FNH Corporation, a Pennsylvania corporation, will be held on August 14, 2001, at 10:00 a.m., local time, at the Slovenian Crystal Ballroom, 23 Third Street, Herminie, Pennsylvania 15637, for the following purposes:


     1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Reorganization, dated as of February 24, 2001, by and between FNH Corporation, a Pennsylvania corporation, and Promistar Financial Corporation, a Pennsylvania corporation, and the consummation of the transactions contemplated by that agreement, pursuant to which, among other things, FNH will merge with and into Promistar upon the terms and subject to the conditions set forth in the Agreement and Plan of Reorganization, as more fully described in the Proxy Statement/Prospectus.

     2. To consider and vote upon a proposal to approve payments to James R. Lauffer, Chairman, President and Chief Executive Officer of FNH, resulting from a modification of his Executive Salary Continuation Agreement with FNH which will result in an increase in his post-retirement benefits by an estimated $737,300. Shareholder approval is necessary to ensure that such payments do not constitute parachute payments under Section 280G of the Internal Revenue Code, which would have adverse tax consequences to Promistar and Mr. Lauffer.

     3. To elect three Class II Directors each for a term of three years to serve until their successors are duly elected and qualified.

     4. To transact such other business as may properly be brought before the rescheduled Annual Meeting or any adjournments or postponements of the rescheduled Annual Meeting.

   FOR MORE INFORMATION ABOUT THE MERGER BETWEEN PROMISTAR AND FNH, THE INCREASED POST-RETIREMENT PAYMENTS TO MR. LAUFFER AND THE ELECTION OF FNH DIRECTORS, PLEASE REVIEW THE PROXY STATEMENT/PROSPECTUS THAT WE PREVIOUSLY SENT TO YOU AND THE AGREEMENT AND PLAN OF REORGANIZATION ATTACHED AS APPENDIX A THERETO.

   The board of directors of FNH unanimously has determined that the transaction is in the best interests of FNH and its shareholders and recommends that you vote FOR the proposal to approve and adopt the Agreement and Plan of Reorganization and the transactions contemplated thereby. In addition, the board of directors recommends that you vote FOR the increased post-retirement payments to Mr. Lauffer and FOR the candidates nominated for election to the board of directors of FNH.

   Whether or not you plan to attend the rescheduled annual meeting, if you have not already delivered a properly executed proxy or if, after reviewing the accompanying supplement to the proxy statement/prospectus, you wish to revoke or change your vote, please complete, sign and date the enclosed blue proxy and return it promptly in the enclosed postage-paid envelope. If you have already delivered a properly executed proxy and do not wish to revoke or change your vote, you need not return the blue proxy. Your previously returned proxy will be voted in the manner you have specified.

                                          By Order of the Board of Directors,

                                          V. David Lavella
                                          Secretary

                               TABLE OF CONTENTS


Introduction..............................................................   1
Questions & Answers About the Rescheduled Annual Meeting..................   1
The Rescheduled Annual Meeting............................................   3
What FNH Shareholders Will Receive as a Result of the Promistar/FNH
 Merger...................................................................   3
Proposed Acquisition of Promistar by FNB..................................   4
Revised Fairness Opinion by Berwind Financial, L.P........................   6
Price Range of Common Stock and Dividends.................................  13
Experts...................................................................  14
Where You Can Find More Information.......................................  14
Unaudited Pro Forma Combined Financial Statements.........................  16
Cautionary Statement Regarding Forward-Looking Statements.................  22
Other Developments and Deregistration of Securities.......................  22

ANNEX A--Fairness Opinion of Berwind Financial, L.P....................... A-1

                                  INTRODUCTION

   Except as described in this supplement, the information we provided in the proxy statement/prospectus that we previously mailed to you on May 25, 2001 continues to apply. This supplement should be read in conjunction with the proxy statement/prospectus. The Registration Statement, as filed on May 24, 2001, that contains the proxy statement/prospectus is incorporated in this supplement by reference. To the extent information in this supplement differs from or conflicts with information contained in the proxy statement/prospectus, this supplement supersedes and replaces the information in the proxy statement/prospectus. If you need another copy of the proxy statement/prospectus or this supplement, please call the FNH Corporate Secretary at (724) 864-7776.

            QUESTIONS & ANSWERS ABOUT THE RESCHEDULED ANNUAL MEETING

Q: WHAT IS THE PURPOSE OF THIS SUPPLEMENT?

A: Since our mailing of the proxy statement/prospectus on May 25, 2001, Promistar has signed an agreement to merge with FNB. Because that merger, if completed, would result in Promistar merging into FNB and ceasing to exist as a separate entity, we have delayed the consideration of and vote by FNH shareholders on the merger between Promistar and FNH, and we are furnishing FNH shareholders with information regarding the proposed merger between FNB and Promistar in order that FNH shareholders might be better able to make an informed judgment regarding the merger between Promistar and FNH.

Q: HAVE THE TERMS OF THE MERGER BETWEEN PROMISTAR AND FNH CHANGED?

A: No. The terms of the merger agreement between Promistar and FNH remain the same. See "What FNH Shareholders Will Receive as a Result of the Merger," below.

Q: AT THE RESCHEDULED ANNUAL MEETING, ARE FNH SHAREHOLDERS TO VOTE ON THE
   PROPOSED FNB/PROMISTAR MERGER?

A: No. At the rescheduled annual meeting, you will be asked to consider and vote on the merger between Promistar and FNH, as well as the increased post-retirement payments to Mr. Lauffer and the election of FNH directors and any other matters to properly come before the meeting. You will not vote on the merger between FNB and Promistar at the rescheduled annual meeting. Only at some time in the future will Promistar shareholders be requested to consider and vote upon the proposed merger between FNB and Promistar. At that time, if the Promistar/FNH merger is consummated, and if you continue to hold Promistar common stock you received in the Promistar/FNH merger, you will receive separate disclosure material and you will have an opportunity to vote on the merger between FNB and Promistar.

Q: MUST I RETURN ANOTHER PROXY CARD?

A: No. After you have carefully read this supplement, you need not do anything if you have already returned your proxy card and do not wish to revoke or change your vote. If, however, you have not yet returned your proxy card and wish to vote now, or if you wish to revoke or change your previous vote, please indicate on the enclosed blue proxy card how you want your shares to be voted, then sign, date and mail it in the accompanying postage-paid envelope as soon as possible so that your shares may be represented and voted at the FNH rescheduled annual meeting. If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the merger of Promistar and FNH, the increased post-retirement payments to James R. Lauffer and the nominees for directors of FNH. If you previously sent in your proxy card and do not sign another proxy card with a later date, give written notice of the revocation of your proxy to the Secretary of FNH prior to the rescheduled annual meeting or vote in person at the meeting, your shares of FNH common stock will be voted at the meeting in accordance with the proxy card that you previously sent.

Q: CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. There are three ways for you to revoke your proxy and change your vote.
   First, you may send a later dated, signed proxy card before the FNH rescheduled annual meeting. Second, you may attend the FNH rescheduled annual meeting in person and vote. Third, you may revoke any proxy by written notice to the Secretary of FNH prior to the FNH rescheduled annual meeting.

Q: WHOM SHOULD I CALL WITH QUESTIONS OR TO OBTAIN ADDITIONAL COPIES OF THIS
   SUPPLEMENT OR COPIES OF THE PROXY STATEMENT/PROSPECTUS?

A: FNH Corporation
   98 Wendel Road
   Irwin, PA 15642
   Attention: Corporate Secretary
   (724) 864-7776

                         THE RESCHEDULED ANNUAL MEETING

   The rescheduled annual meeting of FNH shareholders will be held on August 14, 2001 at 10:00 a.m., local time, at the Slovenian Crystal Ballroom, 23 Third Street, Herminie, Pennsylvania 15637. At the rescheduled annual meeting, you will be asked to consider and vote upon a proposal to adopt and approve the merger agreement between FNH and Promistar and the transactions contemplated thereby, a proposal to approve increased post-retirement payments to Mr. James
R. Lauffer and a proposal to elect the three nominees to the FNH board of directors. Additionally, FNH will transact such other business as may properly come before the FNH rescheduled annual meeting. For a more comprehensive description of the Promistar/FNH merger agreement, the Promistar/FNH merger, the increased post-retirement payments to Mr. Lauffer and the election of FNH directors, you are urged to read our discussion of these matters which appears in the proxy statement/prospectus, dated May 24, 2001, that was previously sent to you.


   Only holders of record of FNH common stock at the close of business on May 16, 2001, which is the record date for the FNH rescheduled annual meeting, will be entitled to vote at the meeting and any adjournments thereof. You can cast one vote for each share of FNH common stock that you owned on the record date for each matter proposed at the FNH rescheduled annual meeting.

   In order to approve the Promistar/FNH merger, the holders of 66 2/3% of the shares of FNH common stock outstanding must vote in its favor. In order to approve the increased post-retirement payments to Mr. Lauffer, the holders of more than 75% of the outstanding shares of FNH common stock, excluding any shares held directly or indirectly by Mr. Lauffer and certain members of his family, must vote in favor of such payments. FNH directors are elected by a vote of a majority of votes cast, if the holders of at least a majority of the outstanding shares of FNH common stock are present in person or by proxy at the FNH rescheduled annual meeting. All proxies received since the proxy statement/prospectus was mailed will be counted, if those proxies have not since been revoked.

   The FNH board of directors believes that the merger with Promistar is fair to you and in the best interests of FNH and its shareholders, and unanimously recommends that you vote FOR the proposal to adopt and approve the Promistar/FNH merger agreement. In addition, the FNH board of directors recommends that you vote FOR the increased post-retirement payments to Mr. Lauffer following the merger and FOR the candidates nominated for election to the board of directors of FNH.

               WHAT FNH SHAREHOLDERS WILL RECEIVE AS A RESULT OF
                            THE PROMISTAR/FNH MERGER

   The Exchange Ratio. As described in the Proxy Statement/Prospectus, if the Promistar/FNH merger is approved and consummated, FNH shareholders will receive 15 shares of Promistar common stock for each share of FNH common stock that they own.

                    PROPOSED ACQUISITION OF PROMISTAR BY FNB

   Summary of the Proposed FNB/Promistar Merger. On June 14, 2001, Promistar and F.N.B. Corporation, a Florida corporation, announced that they had entered into an Agreement and Plan of Merger, dated as of June 13, 2001, pursuant to which FNB would acquire Promistar through the merger of Promistar with and into FNB. In this section and elsewhere in this supplement, the merger agreement between FNB and Promistar will be referred to as the "merger agreement with FNB" and the resulting merger will be referred to as the "merger with FNB."

   FNB is a financial services holding company with executive offices in Naples, Florida and Hermitage, Pennsylvania. FNB provides a broad range of financial services to its customers through its banking, insurance agency, consumer finance and trust company subsidiaries, which operate over 150 offices in four states. As of March 31, 2001, FNB had $4.0 billion in consolidated assets and $3.2 billion in deposits. FNB's common stock is traded on the Nasdaq National Market under the trading symbol "FBAN."

   Pursuant to the merger agreement with FNB, Promistar, a Pennsylvania corporation, would be merged with and into FNB, and the FNB Articles of Incorporation and the FNB Bylaws would continue to govern the combined entity until amended or repealed in accordance with applicable law. As a result of the merger with FNB, shareholders of Promistar would become shareholders of FNB, a Florida corporation. Promistar's banking subsidiary, Promistar Bank, a Pennsylvania bank and trust company, would be merged into First National Bank of Pennsylvania, FNB's national bank subsidiary located in Pennsylvania.


   If the merger with FNB is completed, Promistar shareholders will receive
0.926 shares of FNB common stock for each share of Promistar common stock owned on the effective date of the merger (the exchange ratio of 0.926 is subject to possible upward adjustment in the event certain conditions are satisfied generally relating to a substantial decrease in the value of FNB common stock). Assuming Promistar completes its acquisition of FNH prior to the effective time of Promistar's merger with FNB, Promistar estimates that FNB would issue approximately 16 million shares of its common stock to Promistar shareholders in connection with its acquisition of Promistar, which would constitute approximately 39% of the outstanding common stock of FNB after its merger with Promistar, based on the number of outstanding shares of FNB common stock on May 31, 2001. The shares of FNB common stock issued in the merger will be listed for trading on the Nasdaq National Market.


   The closing price of Promistar common stock on June 13, 2001, the day preceding the day on which the merger agreement with FNB was announced, was
$19.76. Based on the closing price of FNB common stock of $      per share on
July   , 2001 and an exchange ratio of 0.926, the merger with FNB is valued at
$      per share for the outstanding common stock of Promistar.


   The merger with FNB is structured so that Promistar shareholders generally will not recognize any gain or loss for federal income tax purposes in the merger, except for taxes payable because of cash received by Promistar shareholders instead of fractional shares of FNB common stock. Promistar and FNB expect their merger to be accounted for as a pooling-of-interests under generally accepted accounting principles.

   In connection with the merger agreement with FNB, Promistar granted FNB an option to purchase up to 2,975,830 shares of Promistar common stock at an exercise price of $17.306 per share. FNB may exercise the stock option only if certain events occur that would likely be associated with another party attempting to prevent the merger and acquire a substantial portion or all of Promistar. As of this date, none of those events has occurred. The purpose of the stock option is to increase the likelihood that the merger with FNB will occur by making it more costly for another party to acquire Promistar.

   The merger with FNB, which has been approved by the boards of directors of Promistar and FNB, is subject to the approval by each company's shareholders and by banking regulators. Promistar anticipates the merger will close in the first quarter of 2002.

   Impact of Merger with FNB Upon FNH. If Promistar completes its acquisition of FNH, the subsequent merger of Promistar with FNB would impact FNH and its shareholders in a number of ways. For ease of reference, the merger agreement between Promistar and FNH will be referred to in this heading as the "Promistar/FNH Agreement."

   The Promistar/FNH Agreement provides that, following the merger between Promistar and FNH,

  . the Promistar board of directors will consist of the directors of Promistar immediately prior to the merger between Promistar and FNH and three other individuals who are currently members of the FNH board of directors, Messrs. James R. Lauffer, Jay A. Miller and V. David Lavella;

  . Messrs. William R. Armor and Vance A. Roy, who are currently directors of FNH, will become directors of Promistar Bank, Promistar's wholly-owned banking subsidiary;

  . Messr. C. Thomas Toth, who is currently a director of FNH, will become a director of Promistar Trust Company, a wholly-owned subsidiary of Promistar; and

  . Messr. Lawrence V. Mikolajcik, who is currently a director of FNH, will become a director of Promistar Investment Advisors, Inc., a wholly-owned subsidiary of Promistar.

   The merger agreement with FNB provides that following the merger with FNB, the number of members of the FNB board of directors (currently consisting of 19 persons) shall be increased by three and three of the members of the Promistar board of directors immediately prior to the merger with FNB shall be elected to fill the three vacancies. The merger agreement with FNB also provides that following the merger with FNB, five directors of Promistar or its subsidiaries will be elected as members of the board of directors of First National Bank of Pennsylvania, FNB's wholly-owned banking subsidiary in Pennsylvania. Accordingly, following the merger between Promistar and FNH and until the completion of the merger with FNB, three of the directors of Promistar will be Messrs. Lauffer, Miller and Lavella, two of the directors of Promistar Bank will be Messrs. Armor and Roy, one director of Promistar Trust Company will be Messr. Toth and one of the directors of Promistar Investment Advisors, Inc. will be Messr. Mikolajcik. If the merger with FNB is consummated, Messrs. Lauffer, Miller and Lavella will be eligible to be considered to fill the positions available on the FNB board along with the other members of the Promistar board. Additionally, all current FNH directors will be eligible to fill the positions available on the First National Bank of Pennsylvania board along with all other members of the boards of Promistar and its subsidiaries. There is no assurance that any FNH director will be appointed to fill any of these positions.

              REVISED FAIRNESS OPINION OF BERWIND FINANCIAL, L.P.



   Pursuant to an engagement letter dated as of June 23, 2000, as amended, FNH retained Berwind Financial to act as its financial advisor in connection with FNH's consideration of a possible business combination. In connection with the merger with Promistar, the FNH board requested Berwind Financial to render its opinion as to the fairness, from a financial point of view, of the exchange ratio to the holders of FNH common stock. At the February 23, 2001 meeting at which FNH's board considered and approved the merger agreement, Berwind Financial rendered its opinion to the board that, based upon and subject to the various considerations set forth therein, as of February 23, 2001, the exchange ratio was fair to the holders of FNH common stock from a financial point of view.


   Berwind Financial subsequently reaffirmed its opinion that the exchange ratio was fair, from a financial point of view, on May 24, 2001. The opinion as of February 23, 2001 will be referred to as the "February Opinion" and the opinion as of as of May 24, 2001 will be referred to as the "May Opinion." The May Opinion is included as Annex A in the Proxy Statement/Prospectus dated as of May 24, 2001.

   On June 14, 2001, Promistar announced that it had executed a definitive agreement to be acquired by FNB. This event represented a material change to the Promistar/FNH merger, and, as a result, required an update of the February Opinion and May Opinion to consider the financial impact on FNH Shareholders of FNB's proposed acquisition of Promistar. Berwind Financial updated its opinion to the FNH board of directors that, as of July , 2001, the exchange ratio remains fair to the holders of FNH common stock from a financial point of view. The opinion as of July , 2001 will be referred to as the "Updated Opinion." The Updated Opinion is included as Annex A to this supplement.


   The full text of Berwind Financial's Updated Opinion, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached as Annex A to this document, is incorporated herein by reference, and should be read in its entirety in connection with this document. The summary of the opinion of Berwind Financial set forth below is qualified in its entirety by reference to the full text of the opinion attached as Annex A to this document.

   Berwind Financial was selected to act as FNH's financial advisor in connection with the Promistar/FNH merger based upon its qualifications, expertise, reputation and experience. Berwind Financial has knowledge of, and experience with the Pennsylvania and surrounding banking markets as well as banking organizations operating in those markets and was selected by FNH because of its knowledge of, experience with, and reputation in the financial services industry. Berwind Financial, as part of its investment banking business, is engaged regularly in the valuation of assets, securities and companies in connection with various types of asset and securities transactions, including mergers, acquisitions, private placements, and valuations for various other purposes and in the determination of adequate consideration in such transactions.

   On February 23, 2001, FNH's board of directors unanimously approved the Promistar/FNH merger agreement and authorized the execution of the merger agreement on February 24, 2001. Prior to the approval, Berwind Financial delivered its February Opinion to FNH's board of directors stating that, as of such date, the exchange ratio pursuant to the merger agreement was fair to the shareholders of FNH from a financial point of view. Berwind Financial reached the same opinion as of the dates of its May Opinion and Updated Opinion.

   No limitations were imposed by FNH's board of directors upon Berwind Financial with respect to the investigations made or procedures followed by Berwind Financial in rendering the February Opinion, May Opinion or the Updated Opinion.

   In arriving at its February Opinion and May Opinion, Berwind Financial, among other things:

  . reviewed the historical financial performance, current financial position and general prospects of FNH and Promistar and reviewed certain internal financial forecasts prepared by the management of FNH and Promistar;

  .  reviewed the merger agreement;

  .  reviewed and analyzed the stock market performance of FNH and Promistar;

  . studied and analyzed the consolidated financial and operating data of FNH and Promistar;

  . considered the terms and conditions of the merger between FNH and Promistar as compared with the terms and conditions of comparable bank, bank holding company and financial holding company mergers and acquisitions;

  . met and/or communicated with certain members of FNH's and Promistar's senior management to discuss their respective operations, historical financial statements and future prospects;

  .  reviewed the proxy statement/prospectus dated May 24, 2001;

  . compared the financial performance of FNH and Promistar and the prices and trading activity of the stocks of Promistar with those of certain other comparable publicly-traded banks, bank holding companies and financial holding companies and their securities;

  . discussed the strategic objectives of the merger and the plans for the combined company with senior executives of FNH and Promistar, including estimates of the cost savings and other synergies projected by FNH and Promistar for the combined company;

  . participated in discussions and negotiations among representatives of FNH and Promistar and their financial and legal advisors; and

  . conducted such other financial analyses, studies and investigations as we deemed appropriate.

   In arriving at its Updated Opinion, Berwind Financial, in addition to those items listed above:

  . reviewed the historical financial performance, current financial position and general prospects of FNH, Promistar and FNB and reviewed certain internal financial forecasts prepared by the management of FNH, Promistar and FNB;

  . reviewed the June 13, 2001 merger agreement by and between Promistar and FNB;

  .  reviewed and analyzed the stock market performance of Promistar and FNB;

  . studied and analyzed the consolidated financial and operating data of Promistar and FNB;

  . met and/or communicated with certain members of Promistar's and FNB's senior management to discuss their respective operations, historical financial statements and future prospects;

  .  reviewed this supplement;

  . compared the financial performance of Promistar and FNB and the prices and trading activity of the stocks of Promistar and FNB with those of certain other comparable publicly-traded banks, bank holding companies and financial holding companies and their securities;

  . discussed the strategic objectives of the merger and the plans for the combined company (including FNH) with senior executives of Promistar and FNB, including estimates of the cost savings and other synergies projected by Promistar and FNB for the combined company; and

  . conducted such other financial analyses, studies and investigations as we deemed appropriate.

   In connection with rendering its February Opinion, May Opinion and Updated Opinion, Berwind Financial assumed that in the course of obtaining the necessary regulatory and governmental approvals for the Promistar/FNH merger, no restriction will be imposed on FNH, Promistar or FNB that would have a material adverse effect on the contemplated benefits of the Promistar/FNH merger. Berwind Financial also assumed that there will not occur any change in applicable law or regulation that would cause a material adverse change in the prospects or operations of Promistar or FNB after the merger.

   Berwind Financial relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by and discussed with it for purposes of its opinions. With respect to FNH's, Promistar's and FNB's financial forecasts and other information reviewed by Berwind Financial in rendering its opinions, Berwind Financial assumed that such information was reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of FNH, Promistar and FNB as to their most likely future performance and the cost savings and other potential synergies (including the amount, timing and achievability thereof) anticipated to result from the contemplated merger transactions. Berwind Financial did not make an independent evaluation or appraisal of the assets (including loans) or liabilities of FNH, Promistar or FNB nor was it furnished with any such appraisal. Berwind Financial also did not independently verify and has relied on and assumed that all allowances for loan and lease losses set forth in the balance sheets of FNH, Promistar and FNB were adequate and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements. In addition, Berwind Financial did not review credit files of either FNH, Promistar or FNB. The Updated Opinion assumes the FNB/Promistar merger is consummated in accordance with the FNB/Promistar Merger Agreement. The Updated Opinion is not to be construed as addressing the fairness, from a financial point of view, of the FNB/Promistar merger and is not intended to update the specific analysis in the May Opinion but rather the potential impact of the FNB/Promistar merger on the conclusion in the May Opinion.


   The following is a summary of selected analyses prepared by Berwind Financial and presented to FNH's board of directors in connection with the February Opinion and analyzed by Berwind Financial in connection with the February Opinion, May Opinion and Updated Opinion. In connection with delivering its Updated Opinion, Berwind Financial updated certain analyses described below to reflect current market conditions and events occurring since the date of the February Opinion and May Opinion, including FNB's contemplated acquisition of Promistar. The reviews and updates led Berwind Financial to conclude that it was not necessary to change the conclusions it had reached in connection with rendering the February Opinion and May Opinion.

   Comparable Companies and Comparable Acquisition Transaction
Analyses. Berwind Financial compared selected financial and operating data for FNH with those of two peer groups. The first group consisted of banks, bank holding companies, and financial holding companies headquartered in Pennsylvania which are not publicly-traded, with assets between $260 million and $340 million, as of the most recent financial period publicly available. Financial and operating ratios compared in the analysis of this FNH peer group included, but were not limited to:

  .  return on average assets;

  .  return on average shareholders' equity;

  .  shareholders' equity to assets ratio;

  .  certain asset quality ratios; and

  .  certain compound annual growth rates.

   The second group consisted of SEC-reporting banks, bank holding companies, and financial holding companies headquartered in Pennsylvania with assets between $250 million and $350 million, as of the most recent financial period publicly available. Financial, operating, and stock market data, ratios and multiples compared in the analysis of this FNH peer group included, but were not limited to:

  .  return on average assets;

  .  return on average shareholders' equity;

  .  shareholders' equity to asset ratios;

  .  certain asset quality ratios;

  .  certain compound annual growth rates;

  .  price to book value;

  .  price to tangible book value; and

  .  price to earnings and dividend yield.

   Berwind Financial also compared selected financial, operating and stock market data for Promistar with those of a peer group of selected SEC-reporting banks, bank holding companies, and financial holding companies with assets greater than $1 billion and less than $3 billion, as of the most recent period publicly available, headquartered in Pennsylvania. Financial, operating and stock market data, ratios and multiples compared in the analysis of the Promistar peer group included but were not limited to:

  .  return on average assets;

  .  return on average shareholders' equity;

  .  shareholders' equity to asset ratios;

  .  certain asset quality ratios;

  .  certain compound annual growth rates;

  .  price to book value;

  .  price to tangible book value; and

  .  price to earnings and dividend yield.

   Berwind Financial also compared selected financial, operating and stock market data for FNB with those of a peer group of selected SEC-reporting banks, bank holding companies, and financial holding companies with assets greater than $2 billion and less than $5 billion, as of the most recent period publicly available, headquartered in Pennsylvania, Ohio, Maryland, Florida, and West Virginia. Financial, operating and stock market data, ratios and multiples compared in the analysis of the FNB peer group included but were not limited to:

  .  return on average assets;

  .  return on average shareholders' equity;

  .  shareholders' equity to asset ratios;

  .  certain asset quality ratios;

  .  certain compound annual growth rates;

  .  price to book value;

  .  price to tangible book value; and

  .  price to earnings and dividend yield.

   Berwind Financial also compared the multiples of latest 12 months' earnings, book value and tangible book value inherent to the merger with the multiples paid in recent acquisitions of banks, bank holding companies, and financial holding companies that Berwind Financial deemed comparable. The transactions deemed comparable by Berwind Financial included both interstate and intrastate bank, bank holding company, and financial holding company acquisitions announced after June 30, 1999, in which the selling institution's assets were between $200 million and $500 million as of the most recent period publicly available prior to announcement. Berwind Financial compared this "national group" as a whole as well as certain of its subgroups, including a regional group, a recently announced group and a performance group, with the Promistar/FNH transaction. The "regional group" included transactions involving banks, bank holding companies and financial holding companies in which the acquired company was located in Pennsylvania, Ohio or Maryland. The "recently announced group" included transactions involving banks, bank holding companies, and financial holding companies which were announced within the last several months. The "performance group" included transactions involving banks, bank holding companies, and financial holding companies which exhibited certain similar financial performance characteristics as FNH.

   No company or transaction, however, used in this analysis is identical to FNH, Promistar or the merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that would affect the public trading values of the companies or company to which they are being compared.


   Discounted Dividend Analyses. Using discounted dividend analyses, Berwind Financial estimated the present value of FNH's common stock after a five year period by applying both a range of earnings multiples to FNH's terminal year earnings and a range of book value multiples to FNH's terminal book value under various growth assumptions. The range of multiples used reflected a variety of scenarios regarding the growth and profitability prospects of FNH. The terminal values were then discounted to present value using a discount rate reflecting the rate of return required by holders or prospective buyers of FNH's common stock.

   Using discounted dividend analyses, Berwind Financial also estimated the present value of Promistar's common stock after a five year period by applying a range of earnings multiples to Promistar's terminal year earnings under various growth assumptions. The range of multiples used reflected a variety of scenarios regarding the growth and profitability prospects of Promistar. The terminal values were then discounted to present value using a discount rate reflecting the rate of return required by holders or prospective buyers of Promistar's common stock. These present values were then multiplied by the exchange ratio to determine the pro forma value of FNH common stock.

   Using discounted dividend analyses, Berwind Financial also estimated the present value of FNB's common stock after a five year period by applying a range of earnings multiples to FNB's terminal year earnings under various growth assumptions. The range of multiples used reflected a variety of scenarios regarding the growth and profitability prospects of FNB. The terminal values were then discounted to present value using a discount rate reflecting the rate of return required by holders or prospective buyers of FNB's common stock. These present values were then multiplied by the exchange ratio inherent in the FNB/Promistar transaction and then multiplied by the exchange ratio inherent in the Promistar/FNH transaction to determine the pro forma value of FNH common stock.


   In connection with the discounted dividend analysis performed, Berwind Financial considered and discussed with FNH's board how the present value analysis would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of assets, net interest spread, non-interest income, non-interest expenses and dividend payout ratio. Berwind Financial noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the assumptions that must be made, and the results of this analysis, are not necessarily indicative of actual values or future results.

   Pro Forma Relative Value and Contribution Analyses. Berwind Financial analyzed the changes in the amount of earnings, book value and dividends represented by one share of FNH common stock prior to the Promistar/FNH merger and the number of shares of Promistar common stock after the merger resulting from the exchange ratio. The analysis considered, among other things, the changes that the merger would cause to FNH's earnings per share, book value per share and cash dividends per share. In reviewing the pro forma combined earnings, equity and assets of Promistar based on the merger with FNH, Berwind Financial analyzed the contribution that FNH would have made to Promistar's earnings, assets, loans, deposits and equity as of and for the most recent quarterly period ended as of the date of the Updated Opinion. Berwind Financial also reviewed the pro forma percentage ownership that FNH shareholders would hold in Promistar.

   Berwind Financial also analyzed the changes in the amount of earnings, book value and dividends represented by one share of FNH common stock prior to the merger and the number of shares of FNB common stock after the merger with Promistar and Promistar's subsequent merger with FNB resulting from the exchange ratios of the two contemplated mergers. The analysis considered, among other things, the changes that the mergers would cause to FNH's earnings per share, book value per share and cash dividends per share. In reviewing the pro forma combined earnings, equity and assets of FNB based on the merger with Promistar and Promistar's merger with FNB, Berwind Financial analyzed the contribution that FNH would have made to FNB's earnings, assets, loans, deposits and equity as of and for the most recent quarterly period ended as of the date of the Updated Opinion. Berwind Financial also reviewed the pro forma percentage ownership that FNH shareholders would hold in FNB.

   Hurdle Rate Analysis. Using a range of discount rates, earnings multiples and book value multiples, Berwind Financial estimated a range of compound annual earnings per share growth rates required over a five year period for FNH to obtain a per share valuation level comparable to the consideration offered by Promistar on an independent basis at the end of five years. Berwind Financial calculated a range of future values of the per share implied value of the Promistar transaction over a five-year period based on a range of discount rates. The range of discount rates reflected the expected rate of return required by holders or prospective buyers of FNH common stock. Using a range of price to earnings and price to book value multiples reflective of the growth and profitability prospects of FNH, Berwind Financial calculated FNH's potential earnings per share and book value per share at the end of five years by dividing the price to earnings multiples and price to book value multiples into the range of future values. The annual growth rate was calculated based on the potential earnings per share values and book value per share values at the end of five years and FNH's current annual earnings per share and book value per share. Berwind Financial then compared the resulting earnings growth rates with FNH's historical and estimated future earnings growth rates.

   In connection with the hurdle rate analysis performed, Berwind Financial considered and discussed with FNH's board how the analysis would be affected by changes in the underlying assumptions, including variations with respect to the range of discount rates and price to earnings and price to book value multiples used. Berwind Financial also considered and discussed with FNH's board how the analysis would be affected if the contemplated transaction between Promistar and FNB was not consummated.

   In connection with rendering its February Opinion, May Opinion and Updated Opinion, Berwind Financial performed a variety of financial analyses. Although the evaluation of the fairness, from a financial point of view, of the exchange ratio in the merger by and between FNH and Promistar was to some extent a subjective one based on the experience and judgment of Berwind Financial and not merely the result of mathematical analysis of financial data, Berwind Financial principally relied on the previously discussed financial valuation methodologies in its determinations. Berwind Financial believes its analyses must be considered as a whole and that selecting portions of such analyses and factors considered by Berwind Financial without considering all such analyses and factors could create an incomplete view of the process underlying Berwind Financial's opinions. In its analysis, Berwind Financial made numerous assumptions with respect to business, market, monetary and economic conditions, industry performance and other matters, many of which are beyond FNH's, Promistar's and FNB's control. Any estimates contained in Berwind Financial's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. In reaching its opinion as to fairness, none of the analyses or factors considered by Berwind Financial was assigned any particular weighting by Berwind Financial than any other analysis. As a result of its consideration of the aggregate of all factors present and analyses performed, Berwind Financial reached the conclusion, and opined, that the exchange ratio pursuant to the merger agreement by and between FNH and Promistar was fair to the shareholders of FNH from a financial point of view.

   Berwind Financial's Updated Opinion was based solely upon the information available to it and the economic, market and other circumstances as they existed as of the date its Updated Opinion was delivered; events occurring after the date of its Updated Opinion could materially affect the assumptions used in preparing its Updated Opinion. Berwind Financial has not undertaken to reaffirm and revise its Updated Opinion or otherwise comment upon any events occurring after the date of the Updated Opinion.

   Pursuant to the terms of the engagement letter dated June 23, 2000, as amended, FNH has paid Berwind Financial $110,000 for serving as financial advisor. FNH has also agreed to pay Berwind Financial a fee of approximately $490,000 payable only upon completion of the merger with Promistar for acting as financial advisor and delivering the February Opinion, May Opinion and Updated Opinion. Whether or not the merger is consummated, FNH has also agreed to reimburse Berwind Financial for all reasonable out-of-pocket expenses incurred with the services provided by Berwind Financial, and to indemnify Berwind Financial and certain related persons against certain liabilities relating to or arising out of its engagement.

   The full text of the Updated Opinion of Berwind Financial dated as of July
 , 2001, which sets forth the assumptions made, matters considered and limitations of the review undertaken is attached hereto as Annex A and incorporated herein by reference. You are urged to read the Updated Opinion in its entirety. Berwind Financial's Updated Opinion is directed only to the fairness of the exchange ratio to FNH, from a financial point of view, pursuant to the merger agreement by and between Promistar and FNH, is for the information of the FNH board of directors, and does not address any other aspect of the Promistar/FNH merger nor does it constitute a recommendation to any holder of FNH common stock as to how such holder should vote at the annual meeting.

   The foregoing provides only a summary of the Updated Opinion of Berwind Financial and is qualified in its entirety by reference to the full text of that opinion, which is set forth in Annex A to this document.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

   Promistar common stock trades on the Nasdaq National Market under the symbol "PRFC." Following the merger, the shares of Promistar common stock will continue to trade on the Nasdaq National Market under that symbol until the proposed merger with FNB is consummated. FNB common stock trades on the Nasdaq National Market under the symbol "FBAN." FNH common stock is not listed on any exchange, quotation system or over-the-counter market and is not actively traded. The table below sets forth for the calendar quarters indicated, the range of high and low closing prices of the common stock of Promistar and FNB, respectively, as reported by the Nasdaq National Market and the cash dividends declared on the common stock of Promistar and FNB, respectively.


                                 Promistar Common Stock*    FNB Common Stock
                                 ----------------------- -----------------------
                                  High   Low   Dividends  High   Low   Dividends
                                 ------ ------ --------- ------ ------ ---------
2001
 Second Quarter ................ $24.00 $16.84   $.210   $29.50 $22.14   $.180
 First Quarter..................  20.00  17.00    .210    22.86  20.48    .180
2000
 Fourth Quarter.................  19.88  15.88    .210    20.73  18.21    .180
 Third Quarter..................  19.06  16.00    .210    21.67  18.33    .180
 Second Quarter.................  20.13  14.13    .210    19.64  16.67    .180
 First Quarter..................  21.13  15.00    .200    21.43  16.55    .180
1999
 Fourth Quarter.................  24.05  20.24    .190    25.40  19.96    .180
 Third Quarter..................  24.52  20.00    .190    24.60  22.00    .180
 Second Quarter.................  26.43  22.92    .170    24.58  20.30    .180
 First Quarter..................  28.10  24.29    .162    25.05  19.00    .170

--------
* The data has been adjusted to reflect the 5% stock dividend distributed on February 1, 2000.

   The timing and amount of future dividends will depend upon earnings, cash requirements and the financial condition of Promistar and its subsidiaries and, following the merger of FNB and Promistar, the earnings, cash requirements and financial condition of FNB, applicable government regulations, and other factors deemed relevant by the board of directors of Promistar and the board of directors of FNB following the merger of FNB and Promistar.

   FNH common stock is not listed on any exchange, quotation system or over-the-counter market and is not actively traded. However, on June 13, 2001, the last transaction in FNH common stock known to FNH occurred at a price per share of $207.00. On June 1, 2001, FNH paid a $3.15 per share cash dividend. Pursuant to the Promistar/FNH merger agreement, FNH is not permitted to declare or distribute any further dividends except with Promistar's prior written consent.

   On July , 2001, the most recent practicable date prior to the printing of this supplement, the closing price per share of Promistar common stock was $
and the closing price per share of FNB common stock was $   .

   FNH SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR PROMISTAR AND FNB COMMON STOCK PRIOR TO THE RESCHEDULED ANNUAL MEETING.

                                    EXPERTS

   The consolidated financial statements of Promistar incorporated in this supplement and registration statement by reference to its Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   FNH's consolidated financial statements as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 included in the proxy statement/prospectus, were included therein in reliance on the report of S.R. Snodgrass, A.C., independent certified public accountants, given on authority of that firm as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION

   Promistar has filed with the Securities and Exchange Commission a registration statement on Form S-4 that registers the distribution to FNH shareholders of the shares of Promistar common stock to be issued in connection with the merger (the "Registration Statement"). This supplement is a part of that Registration Statement and constitutes a prospectus of Promistar in addition to being a proxy statement of FNH for the rescheduled FNH annual meeting. As allowed by the rules and regulations of the SEC, this supplement does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

   In addition, Promistar and FNB file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy this information at the following locations of the SEC:

Public Reference Room   New York Regional Office Chicago Regional Office
450 Fifth Street, N.W.  7 World Trade Center     Citicorp Center
Room 1024               Suite 1300               500 West Madison Street
Washington, DC 20549    New York, New York 10048 Suite 1400
                                                 Chicago, Illinois 60661-2511

   You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. For information, call 1-800-SEC-0330.

   The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like Promistar and FNB, who file electronically with the SEC. The address of that site is http://www.sec.gov. The address of Promistar's site is http://www.promistar.com.

   You can also inspect reports, proxy statements and other information about Promistar at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

   The SEC allows Promistar to "incorporate by reference" information into this supplement. This means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this supplement, except for any information that is superseded by information that is included directly in this supplement.

   This supplement incorporates by reference the documents listed below that Promistar has previously filed with the SEC. They contain important information about Promistar and its financial condition.

  Promistar SEC Filings                           Period
  ---------------------                           ------
Annual Report on Form 10-  Year ended December 31, 2000, as filed March 30, 2001
 K.......................
Annual Report to           Year ended December 31, 2000
 Shareholders............
Proxy Statement..........  Filed March 30, 2001
Current Reports on Form    Filed February 27, 2001 and June 14, 2001
 8-K.....................
Quarterly Report on Form
 10-Q for the fiscal
 quarter ended March 31,
 2001....................  Filed May 14, 2001

   Promistar incorporates by reference additional documents that it may file with the SEC between the date of this supplement and the date of FNH rescheduled annual meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.


   You can obtain any of the documents incorporated by reference in this document through Promistar or from the SEC through the SEC's web site at the address described above. In addition, you can also obtain a copy of Promistar's annual report to its shareholders on Promistar's Internet web site at www.promistar.com.

   Documents incorporated by reference are available from Promistar without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this supplement. You can obtain documents incorporated by reference in this supplement by requesting them in writing or by telephone from Promistar at the following address:


                                   Promistar
                        Promistar Financial Corporation
                                551 Main Street
                              Johnstown, PA 15901
                           Telephone: (814) 532-3801

   If you would like to request documents, please do so by August 3, 2001 to receive them before the rescheduled annual meeting. If you request any incorporated documents from Promistar, they will mail them to you by first class mail, or another equally prompt means, within one business day after they receive your request.

   Promistar has not authorized anyone to give any information or make any representation about the merger or either company that is different from, or in addition to, that contained in this supplement or in any of the materials that are incorporated into this document.

   Therefore, if anyone does give a shareholder information of this sort, the shareholder should not rely on it. If the shareholder is in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if the shareholder is a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to that shareholder. The information contained in this supplement speaks only as of the date of this supplement unless the information specifically indicates that another date applies.

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

   The following unaudited pro forma combined balance sheet presents the financial position of Promistar, FNH and FNB as of March 31, 2001 on a combined basis assuming that each merger had occurred as of March 31, 2001, after giving effect to certain pro forma adjustments described in the accompanying notes. The following pro forma combined statements of income for the year ended December 31, 2000 and for the three months ended March 31, 2001 present the combined historical results of operations of Promistar, FNH and FNB as if each merger had been consummated as of the first day of the period presented. The pro forma combined statements of income for the years ended December 31, 1999 and 1998 present the combined historical results of Promistar and FNB as if that merger had been consummated as of the first day of the period presented.

   The unaudited pro forma combined financial statements were prepared giving effect to the Promistar/FNH merger under the purchase method of accounting, which means that FNH will be treated as a separate entity for periods prior to the Promistar/FNH merger. The unaudited pro forma combined financial statements were prepared giving effect to the FNB/Promistar merger under the pooling of interests accounting method. Under this method of accounting, the recorded assets, liabilities, stockholders' equity, income and expense of Promistar and FNB are combined and reflected at their historical amounts, except as noted in the accompanying notes.

   Pro forma earnings per common share are based on the exchange ratio of 15 with respect to the merger between Promistar and FNH and 0.926 with respect to the merger with FNB. The fiscal years of Promistar, FNH and FNB end December 31.

   The unaudited pro forma combined financial statements should be read in conjunction with, and are qualified in their entirety by, the historical consolidated financial statements and accompanying notes of Promistar, FNH and FNB. The historical consolidated financial statements and accompanying notes of Promistar and FNH are incorporated by reference into this supplement. For your reference, we have enclosed with this supplement a copy of FNB's annual report to its shareholders for the fiscal year ended December 31, 2000 and a copy of FNB's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2001 which contain the historical consolidated financial statements and accompanying notes of FNB.

                   PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 March 31, 2001

            (In thousands, except share and per share amounts)

                                  (UNAUDITED)


                                                                                                        F.N.B.
                                                                Promistar                             Corporation
                         Promistar       FNH      Pro Forma     Pro Forma     F.N.B.     Pro Forma     Pro Forma
                         Financial   Corporation Adjustments     Combined   Coporation  Adjustments    Combined
                         ----------  ----------- -----------    ----------  ----------  -----------   -----------
Assets
Cash and due from
 banks.................. $   55,946   $  7,506                  $   63,452  $  141,332                $  204,784
Interest bearing
 deposits with banks....        803      1,126                       1,929       3,449                     5,378
Federal funds sold......     24,000     23,050                      47,050     175,409                   222,459
Mortgage loans held for
 sale...................          0          0                           0       7,106                     7,106
Investment securities...    402,361     84,557                     486,918     481,342                   968,260
Loans, net of unearned
 income.................  1,510,881    178,200          (94)(1)  1,688,987   2,947,434                 4,636,421
Allowance for loan
 losses.................    (17,602)    (2,208)                    (19,810)    (38,544)                  (58,534)
                         ----------   --------    ---------     ----------  ----------    -------     ----------
 Net Loans..............  1,493,279    175,992          (94)     1,669,177   2,908,890                 4,578,067
Premises and equipment,
 net....................     25,775      3,235                      29,010     107,709                   136,719
Other assets............     53,942     10,410       11,813 (2)     76,165     180,639                   256,804
                         ----------   --------    ---------     ----------  ----------    -------     ----------
   Total Assets......... $2,056,106   $305,876    $  11,719     $2,373,701  $4,005,876    $     0     $6,379,577
                         ==========   ========    =========     ==========  ==========    =======     ==========
Liabilities
Deposits:
 Non-interest bearing... $  248,929   $ 37,011                  $  285,940  $  463,481                $  749,421
 Interest bearing.......  1,395,416    210,009        1,919      1,607,344   2,742,168                 4,349,512
                         ----------   --------    ---------     ----------  ----------    -------     ----------
 Total Deposits.........  1,644,345    247,020        1,919                  3,205,649                 5,098,933
 Other liabilities......     17,656      4,724          600(4)      22,980      72,979                    95,959
 Short-term
  borrowings............     73,555      4,692                      78,247     286,379                   364,626
 Long-term debt.........    151,265     18,000                     169,265     113,052                   282,317
                         ----------   --------    ---------     ----------  ----------    -------     ----------
   Total Liabilities....  1,886,821    274,436        2,519      2,163,776   3,678,059                 5,841,835
Stockholders' Equity
Preferred stock.........                                                         1,653                     1,653
Common stock............     83,416      2,302          683 (5)     86,401      45,457    (54,398)(6)     77,460
Additional paid in
 capital................     58,950                   3,643 (5)     62,593     201,785     54,398 (6)    318,776
Retained earnings.......     59,792     29,267      (29,267)(5)     59,792      77,373                   137,165
Accumulated other
 comprehensive income...      1,139        564         (564)(5)      1,139       5,446                     6,585
Treasury stock..........    (34,012)      (693)      34,705 (5)          0      (3,897)                   (3,897)
                         ----------   --------    ---------     ----------  ----------    -------     ----------
 Total Stockholders'
  Equity................    169,285     31,440        9,200        209,925     327,817          0        537,742
                         ----------   --------    ---------     ----------  ----------    -------     ----------
 Total Liabilities and
  Stockholders'
  Equity................ $2,056,106   $305,876    $  11,719     $2,373,701  $4,005,876    $     0     $6,379,577
                         ==========   ========    =========     ==========  ==========    =======     ==========
Book value per share.... $    11.32   $ 209.95                  $    12.15  $    13.67                $    13.45
Shares outstanding...... 14,953,921    149,753    2,176,642     17,280,316  23,678,079                39,679,652

--------



(1) Estimated purchase accounting adjustment on FNH loans, to be amortized over an estimated 5 years.


(2) Estimated goodwill, core deposit intangibles and organizational costs to be amortized over periods from 5 to 15 years.


(3) Estimated purchase accounting adjustment on FNH deposits to be amortized over an estimated period of one year.


(4) To record estimated organizational costs of $200 and estimated costs of $400 related to the offering of securities in the merger of Promistar and FNH.


(5) To eliminate FNH, issuance of 2,326,395 shares of Promistar Common Stock of which 1,729,373 were held in treasury by Promistar in the merger of FNH and Promistar at $17.375 per share.


(6) Issuance of 16,001,572 shares of FNB Common Stock, assuming an exchange rate of .926 shares of FNB for each share of Promistar.

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      For the Year Ended December 31, 2000
             (In thousands, except for share and per share amounts)
                                  (UNAUDITED)


                                                                                                     F.N.B.
                                                                Promistar                          Corporation
                          Promistar      FNH      Pro Forma     Pro Forma    F.N.B.     Pro Forma   Pro Forma
                          Financial  Corporation Adjustments    Combined   Corporation Adjustments  Combined
                         ----------- ----------- -----------   ----------- ----------- ----------- -----------
Interest Income
Loans including fees.... $   122,727  $ 13,973     $   19 (1)  $   136,719 $   260,160             $   396,879
Investment securities...      24,129     5,152                      29,281      29,369                  58,650
Other...................       2,026       270                       2,296       1,407                   3,703
                         -----------  --------     ------      ----------- -----------     ---     -----------
  Total interest
   income...............     148,882    19,395         19          168,296     290,936       0         459,232
Interest Expense
Deposits................      58,935     8,586     (1,919)(2)       65,602     110,325                 175,927
Short-term borrowings...       3,942       746                       4,688      16,895                  21,583
Long-term borrowings....       8,141       155                       8,296       8,088                  16,384
                         -----------  --------     ------      ----------- -----------     ---     -----------
  Total interest
   expense..............      71,018     9,487     (1,919)          78,586     135,308       0         213,894
                         -----------  --------     ------      ----------- -----------     ---     -----------
Net Interest Income.....      77,864     9,908      1,938           89,710     155,628       0         245,338
Provision for loan
 losses.................       6,060       240                       6,300      10,877                  17,177
                         -----------  --------     ------      ----------- -----------     ---     -----------
  Net interest income
   after provision for
   loan losses..........      71,804     9,668      1,938           83,410     144,751       0         228,161
Other Income
Net security gains
 (losses)...............          36        (7)                         29         176                     205
Other...................      16,551     1,691                      18,242      55,469                  73,711
                         -----------  --------     ------      ----------- -----------     ---     -----------
  Total other income....      16,587     1,684          0           18,271      55,645       0          73,916
Other Expenses
Salaries and employee
 benefits...............      32,103     4,615                      36,718      76,610                 113,328
Occupancy and equipment
 expense................      11,077     1,493                      12,570       9,283                  21,853
Amortization of
 intangible assets......       1,962                  767 (3)        2,729       2,059                   4,788
Other operating
 expenses...............      18,235     2,557                      20,792      49,549                  70,341
                         -----------  --------     ------      ----------- -----------     ---     -----------
  Total other expenses..      63,377     8,665        767           72,809     137,501       0         210,310
Income Before Income
 Taxes..................      25,014     2,687      1,171           28,872      62,895       0          91,767
Provision for income
 taxes..................       6,852       619        664 (4)        8,135      20,119                  28,254
                         -----------  --------     ------      ----------- -----------     ---     -----------
  Net Income............ $    18,162  $  2,068     $  507      $    20,737 $    42,776     $ 0     $    63,513
                         ===========  ========     ======      =========== ===========     ===     ===========
Earnings per share--
 Basic.................. $      1.11  $  13.81                 $      1.11 $      1.84             $      1.57
  Weighted average
   shares outstanding--
   Basic................  16,428,141   149,753                  18,754,536  23,114,809              40,481,509(5)
Earnings per share--
 Diluted................ $      1.11  $  13.57                 $      1.11 $      1.79             $      1.54
  Weighted average
   shares outstanding--
   Diluted..............  16,428,141   152,376                  18,754,536  23,936,952              41,303,652
Dividends paid per
 common share........... $      0.83  $   4.90                 $      0.76 $      0.68             $      0.74

--------



(1) To record estimated amortization related to purchase adjustment on loans using an estimated maturity of 5 years.


(2) To record estimated amortization related to purchase adjustment on time deposit using an estimated maturity of 1 year.


(3) To record estimated amortization related to intangibles assets. Estimated intangibles resulting from Promistar's acquisition of FNH are to be amortized over periods ranging from 5 to 15 years.


(4) To record estimated provision for income taxes on pro forma adjustments using 35% tax rate, after considering non-deductible goodwill.


(5) Weighted average shares computed using FNB average shares outstanding adjusted for the weighted average shares of Promistar after giving effect to the Promistar Common Shares issued as a result of the merger with FNH, adjusted for the exchange rate of .926 shares of FNB for each share of Promistar.

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                   For the Three Months Ended March 31, 2001
             (In thousands, except for share and per share amounts)
                                  (UNAUDITED)


                                                                                                  F.N.B.
                                                             Promistar                          Corporation
                         Promistar      FNH      Pro Forma   Pro Forma    F.N.B.     Pro Forma   Pro Forma
                         Financial  Corporation Adjustments   Combined  Corporation Adjustments  Combined
                         ---------- ----------- -----------  ---------- ----------- ----------- -----------
Interest Income
Loans including fees.... $   30,902   $ 3,554      $  5 (1)  $   34,461 $   64,724              $   99,185
Investment securities...      6,021     1,341                     7,362      7,558                  14,920
Other...................        259       219                       478      1,519                   1,997
                         ----------   -------      ----      ---------- ----------      ---     ----------
 Total interest income..     37,182     5,114         5          42,301     73,801        0        116,102
Interest Expense
Deposits................     16,016     2,402      (480)(2)      17,938     29,144                  47,082
Short-term borrowings...        993        74                     1,067      3,766                   4,833
Long-term borrowings....      2,015       235                     2,250      1,976                   4,226
                         ----------   -------      ----      ---------- ----------      ---     ----------
 Total interest
  expense...............     19,024     2,711      (480)         21,255     34,886        0         56,141
                         ----------   -------      ----      ---------- ----------      ---     ----------
Net Interest Income.....     18,158     2,403       485          21,046     38,915        0         59,961
Provision for loan
 losses.................      2,200        45                     2,245      2,101                   4,346
                         ----------   -------      ----      ---------- ----------      ---     ----------
 Net interest income
  after provision for
  loan losses...........     15,958     2,358       485          18,801     36,814        0         55,615
Other Income
Net security gains
 (losses)...............      1,077                               1,077         32                   1,109
Other...................      3,795       396                     4,191     18,187                  22,378
                         ----------   -------      ----      ---------- ----------      ---     ----------
 Total other income.....      4,872       396         0           5,268     18,219        0         23,487
Other Expenses
Salaries and employee
 benefits...............      7,313     1,132                     8,445     23,032                  31,477
Occupancy and equipment
 expense................      2,860       393                     3,253      6,041                   9,294
Amortization of
 intangible assets......        488        15       192 (3)         695        622                   1,317
Other operating
 expenses...............      3,883       728                     4,611     17,015                  21,626
                         ----------   -------      ----      ---------- ----------      ---     ----------
 Total other expenses...     14,544     2,268       192          17,004     46,710        0         63,714
Income Before Income
 Taxes..................      6,286       486       293           7,065      8,323        0         15,388
Provision for income
 taxes..................      1,698       128       166 (4)       1,992      2,451                   4,443
                         ----------   -------      ----      ---------- ----------      ---     ----------
 Net Income............. $    4,588   $   358      $127      $    5,073 $    5,872      $ 0     $   10,945
                         ==========   =======      ====      ========== ==========      ===     ==========
Earnings per share--
 Basic.................. $     0.31   $  2.39                $     0.29 $     0.25              $     0.27
 Weighted average shares
  outstanding--Basic.... 14,953,921   149,753                17,280,316 23,645,169              39,646,742(5)
Earnings per share--
 Diluted................ $     0.31   $  2.34                $     0.29 $     0.24              $     0.27
 Weighted average shares
  outstanding--Diluted.. 14,959,000   152,860                17,285,395 24,410,281              40,416,557(5)
Dividends paid per
 common share........... $     0.21   $  3.15                $     0.21 $     0.17              $     0.19

--------



(1) To record estimated amortization related to purchase adjustment on loans using an estimated maturity of 5 years.


(2) To record estimated amortization related to purchase adjustment on time deposit using an estimated maturity of 1 year.


(3) To record estimated amortization related to intangibles assets. Estimated intangibles resulting from Promistar's acquisition of FNH are to be amortized over periods ranging from 5 to 15 years.


(4) To record estimated provision for income taxes on pro forma adjustments using 35% tax rate, after considering non-deductible goodwill.


(5) Weighted average shares computed using F.N.B. average shares outstanding adjusted for the weighted average shares of Promistar after giving effect to the Promistar Common Shares issued as a result of the merger with FNH, adjusted for the exchange rate of .926 shares of F.N.B. for each share of Promistar.

             PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME


                   For the Year Ended December 31, 1999


          (In thousands, except for share and per share amounts)


                                (UNAUDITED)



                                F.N.B.
                              Corporation  Promistar   Pro Forma   Pro Forma
                                   *       Financial  Adjustments  Combined
                              ----------- ----------- ----------- -----------
Interest Income
Loans including fees........  $   222,043 $   116,038             $   338,081
Investment securities.......       31,347      23,080                  54,427
Other.......................        1,526       1,047                   2,573
                              ----------- -----------             -----------
  Total interest income.....      254,916     140,165                 395,081
Interest Expense
Deposits....................       90,326      48,731                 139,057
Short-term borrowings.......       11,262       3,623                  14,905
Long-term borrowings........        4,859       7,130                  11,989
                              ----------- -----------             -----------
  Total interest expense....      106,467      59,484                 165,951
                              ----------- -----------             -----------
Net Interest Income.........      148,449      80,681                 229,130
Provision for loan losses...        9,240       6,099                  15,339
                              ----------- -----------             -----------
  Net interest income after
   provision for loan
   losses...................      139,209      74,582                 213,791
Other Income
Net security gains
 (losses)...................        1,674          86                   1,760
Other.......................       45,254      16,146                  61,400
                              ----------- -----------             -----------
  Total other income........       46,928      16,232                  63,160
Other Expenses
Salaries and employee
 benefits...................       70,246      28,940                  99,186
Occupancy and equipment
 expense....................        9,000      10,797                  19,797
Amortization of intangible
 assets.....................        1,934       2,095                   4,029
Other operating expenses....       48,499      19,482                  67,981
                              ----------- -----------             -----------
  Total other expenses......      129,679      61,314                 190,993
Income Before Income Taxes..       56,458      29,500                  85,958
Provision for income taxes..       17,163       8,686                  25,849
                              ----------- -----------             -----------
  Net Income................  $    39,295 $    20,814             $    60,109
                              =========== ===========             ===========
Earnings per share--Basic...  $      1.69 $      1.25             $      1.55
  Weighted average shares
   outstanding--Basic.......   22,946,757  16,683,294              38,395,487(1)
Earnings per share--
 Diluted....................  $      1.64 $      1.25             $      1.52
  Weighted average shares
   outstanding--Diluted.....   24,007,327  16,683,682              39,456,417(1)
Dividends paid per common
 share......................  $      0.64 $      0.71             $      0.69

--------



(1) Combined weighted average shares computed using the FNB weighted average shares and adding the Promistar weighted average shares adjusted for the .926 exchange ratio.

             PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME


                   For the Year Ended December 31, 1998


          (In thousands, except for share and per share amounts)


                                (UNAUDITED)



                                  F.N.B.    Promistar   Pro Forma  Pro Forma
                               Corporation  Financial  Adjustments  Combined
                               ------------ ---------- ----------- ----------
Interest Income
Loans including fees.........   $  205,071  $  106,593             $  311,664
Investment securities........       36,622      31,245                 67,867
Other........................        4,334       1,088                  5,422
                                ----------  ----------             ----------
  Total interest income......      246,027     138,926                384,953
Interest Expense
Deposits.....................       96,657      52,924                149,581
Short-term borrowings........        6,813       2,987                  9,800
Long-term borrowings.........        4,682       4,510                  9,192
                                ----------  ----------             ----------
  Total interest expense.....      108,152      60,421                168,573
                                ----------  ----------             ----------
Net Interest Income..........      137,875      78,505                216,380
Provision for loan losses....        7,572       5,984                 13,556
                                ----------  ----------             ----------
  Net interest income after
   provision for loan
   losses....................      130,303      72,521                202,824
Other Income
Net security gains (losses)..        1,385         460                  1,845
Other........................       37,920      14,301                 52,221
                                ----------  ----------             ----------
  Total other income.........       39,305      14,761                 54,066
Other Expenses
Salaries and employee
 benefits....................       62,740      28,454                 91,194
Occupancy and equipment
 expense.....................        8,487      10,446                 18,933
Amortization of intangible
 assets......................        1,321       2,095                  3,416
Other operating expenses.....       47,621      16,253                 63,874
                                ----------  ----------             ----------
  Total other expenses.......      120,169      57,248                177,417
Income Before Income Taxes...       49,439      30,034                 79,473
Provision for income taxes...       16,418       8,975                 25,393
                                ----------  ----------             ----------
  Net Income.................   $   33,021  $   21,059             $   54,080
                                ==========  ==========             ==========
Earnings per share--Basic....   $     1.43  $     1.26             $     1.40
  Weighted average shares
   outstanding--Basic........   22,812,001  16,683,924             38,261,315(1)
Earnings per share--Diluted..   $     1.37  $     1.26             $     1.36
  Weighted average shares
   outstanding--Diluted......   24,173,708  16,683,924             39,623,022(1)
Dividends paid per common
 share.......................   $     0.61  $     0.61             $     0.61

--------



(1) Combined weighted average shares computed using the FNB weighted average shares and adding the Promistar weighted average shares adjusted for the .926 exchange ratio.

July  , 2001

Board of Directors
FNH Corporation
First Financial Center
98 Wendel Road
Irwin, Pennsylvania 15642

Members of the Board:

   You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of the common stock (the "Shares") of FNH Corporation ("FNH") of the exchange ratio in the proposed merger by and between FNH and Promistar Financial Corporation ("Promistar"). The terms of the proposed merger (the "Proposed Merger") by and between Promistar and FNH are set forth in the Agreement and Plan of Reorganization dated as of February 24, 2001 (the "Merger Agreement") and provide that each Share will be converted into the right to receive 15 shares of common stock of Promistar (the "Exchange Ratio"), subject to adjustment in certain circumstances, with cash paid in lieu of any fractional shares.

   Berwind Financial, L.P., as part of its investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements and valuations for various other purposes, and in the determination of adequate consideration in such transactions.

   On June 14, 2001, Promistar announced that it had entered into an agreement to merge with F.N.B. Corporation ("FNB", with the merger of these two companies to be called the "FNB/Promistar Merger"). The terms of the FNB/Promistar Merger are set forth in the Agreement and Plan of Merger dated as of June 13, 2001 ("FNB/Promistar Merger Agreement"). If the transaction contemplated in the FNB/Promistar Merger is completed, each share of Promistar common stock will be converted into the right to receive .926 shares of FNB common stock, subject to adjustment in certain circumstances, with cash paid in lieu of any fractional shares. The FNB/Promistar Merger represents a material change to the Proposed Merger and, as a result, we have considered the financial implications of said transaction on FNH and the Proposed Merger in rendering this opinion.

   In arriving at our opinion, we have, among other things: (i) reviewed the historical financial performance, current financial position and general prospects of FNH, Promistar, and FNB, and reviewed certain internal financial analyses and forecasts prepared by the management of FNH, Promistar, and FNB,
(ii) reviewed the Merger Agreement, (iii) reviewed the FNB/Promistar Merger Agreement, (iv) reviewed and analyzed the stock market performance of FNH, Promistar, and FNB, (v) studied and analyzed the consolidated financial and operating data of FNH, Promistar, and FNB, (vi) considered the terms and conditions of the Proposed Merger between FNH and Promistar as compared with the terms and conditions of comparable bank, bank holding company and financial holding company mergers and acquisitions, (vii) met and/or communicated with certain members of FNH's, Promistar's, and FNB's, senior management to discuss their respective operations, historical financial statements and future prospects, (viii) reviewed the May 24, 2001 proxy statement/prospectus pertaining to the Proposed Merger, (ix) reviewed this supplemental proxy statement/prospectus, and (x) conducted such other financial analyses, studies and investigations as we deemed appropriate.

   Our opinion is given in reliance on information and representations made or given by FNH, Promistar, and FNB, and their respective officers, directors, auditors, counsel and other agents, and on filings, releases and other information issued by FNH, Promistar, and FNB, including financial statements, financial projections, and stock price data as well as certain information from recognized independent sources. We have not independently verified the information concerning FNH, Promistar, and FNB, nor other data which we have considered in our review and, for purposes of the opinion set forth below, we have assumed and relied upon the accuracy and completeness of all such information and data. We have not conducted any valuation or appraisal of any assets or liabilities of FNH, Promistar, or FNB, nor have any valuations or appraisals been provided to us. Additionally, we assume that the Proposed Merger and the FNB/Promistar Merger are, in all respects, lawful under applicable law.

   With regard to financial and other information relating to the general prospects of FNH, Promistar, and FNB, we have assumed that such information has been reasonably prepared and reflects the best currently available estimates and judgment of the management of FNH, Promistar, and FNB as to their most likely future performance and the cost savings and other potential synergies (including the amount, timing and achievability thereof) anticipated to result from the Proposed Merger and the FNB/Promistar Merger. For FNH, Promistar, and FNB, we have assumed the allowance for loan losses indicated on the balance sheets of each entity is adequate to cover such losses; we have not reviewed credit files of either FNH, Promistar, or FNB. Also, in rendering our opinion, we have assumed that in the course of obtaining the necessary regulatory approvals for the Proposed Merger and the FNB/Promistar Merger, no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the Proposed Merger and/or the FNB/Promistar Merger to FNH, Promistar and FNB. This opinion assumes the FNB/Promistar merger is consummated substantially in accordance with the FNB/Promistar Merger Agreement. This opinion is not to be construed as addressing the fairness, from a financial point of view, of the FNB/Promistar merger and is not intended to update the specific analysis in the fairness opinion rendered by Berwind on May 24, 2001 as included in the merger proxy/prospectus but rather the potential impact of the FNB/Promistar merger on the conclusion in the May 24, 2001 fairness opinion.


   Our opinion is based upon information provided to us by the management of FNH, Promistar, and FNB, as well as market, economic, financial and other conditions as they exist and can be evaluated only as of the date hereof and speaks to no other period. Our opinion pertains only to the Exchange Ratio to the holders of Shares in the Proposed Merger, is for the information of FNH's Board of Directors in connection with its evaluation of the Proposed Merger and does not constitute a recommendation to the Board of FNH and does not constitute a recommendation to FNH shareholders as to how such shareholders should vote on the Proposed Merger. We are not expressing any opinion as to the actual value of Promistar common stock when issued pursuant to the Proposed Merger or the prices at which Promistar common stock will trade subsequent to the Proposed Merger.

   Based on the foregoing, it is our opinion that, as of the date hereof that the Exchange Ratio is fair, from a financial point of view, to the holders of Shares.

                                          Sincerely,

                                          BERWIND FINANCIAL, L.P.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 21. Exhibits and Financial Statements

   (a) The following exhibits are filed herewith or incorporated by reference as part of this Registration Statement:


 Exhibit No.                            Description
 -----------                            -----------
 2.1         Agreement and Plan of Merger dated as of June 13, 2001 by and between F.N.B. Corporation and Promistar Financial Corporation
             (incorporated by reference to Exhibit 2.1 to Promistar Financial
             Corporation's Current Report on Form 8-K filed on June 14, 2001).

 10.1        Stock Option Agreement dated as of June 13, 2001 by and between
             F.N.B. Corporation and Promistar Financial Corporation
             (incorporated by reference to Exhibit 10.1 to Promistar Financial
             Corporation's Current Report on Form 8-K filed on June 14, 2001).

 23.1 Consent of PricewaterhouseCoopers LLP, independent auditors for Promistar Financial Corporation (filed herewith).

 23.2 Consent of S.R. Snodgrass, A.C., independent auditors for FNH corporation (filed herewith).

 23.3        Consent of Berwind Financial, L.P. (filed herewith).

 99.1        Form of Proxy to be delivered to shareholders of FNH Corporation
             (filed herewith).


   (b) All financial statement schedules of Promistar and FNH are omitted because they are not required, are not applicable or the required information is given in the consolidated financial statements or notes thereto incorporated by reference herein.

Item 22. Undertakings

   (a) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (6) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of
  Section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (7) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

     (8) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (9) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Johnstown, Commonwealth of Pennsylvania, on July 3, 2001.


                                          Promistar Financial Corporation

                                                  /s/ John H. Anderson
                                          By: _________________________________
                                                      John H. Anderson
                                                Chairman and Chief Executive
                                                          Officer

Date: July 3, 2001


   Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment number one to registration statement has been signed by the following persons in the capacities and on the dates indicated.


              Signature                          Title                   Date
              ---------                          -----                   ----

       /s/ John H. Anderson            Chairman and Chief            July 3, 2001
______________________________________  Executive Officer and
           John H. Anderson             Director (Principal
                                        Executive Officer)

       /s/ Brian H. Lehman             Senior Vice President and     July 3, 2001
______________________________________  Chief Financial Officer
           Brian H. Lehman              (Principal Financial and
                                        Accounting Officer)

     /s/ G. Scott Baton, II*           Director                      July 3, 2001
______________________________________
          G. Scott Baton, II

       /s/ James E. Croner*            Director                      July 3, 2001
______________________________________
           James E. Croner

______________________________________ Director                          , 2001
          Louis G. Galliker

      /s/ William B. Kania*            Director                      July 3, 2001
______________________________________
           William B. Kania

       /s/ Edwin L. Mears*             Director                      July 3, 2001
______________________________________
            Edwin L. Mears

        /s/ Roger S. Nave*             Director                      July 3, 2001
______________________________________
            Roger S. Nave

              Signature                          Title                   Date
              ---------                          -----                   ----
     /s/ Harry F. Radcliffe*           Director                      July 3, 2001
______________________________________
          Harry F. Radcliffe

______________________________________ Director                           , 2001
        Robert G. Salathe, Jr.

      /s/ William R. Snoddy*           Director                      July 3, 2001
______________________________________
          William R. Snoddy

    /s/ Gerald W. Swatsworth*          Director                      July 3, 2001
______________________________________
         Gerald W. Swatsworth

         /s/ W.A. Thomas*              Director                      July 3, 2001
______________________________________
             W.A. Thomas

   /s/ Rowland H. Tibbot, Jr.*         Director                      July 3, 2001
______________________________________
        Rowland H. Tibbot, Jr.

       /s/ James A. Ulmer*             Director                      July 3, 2001
______________________________________
            James A. Ulmer

      /s/ Earl K. Wahl, Jr.*           Director                      July 3, 2001
______________________________________
          Earl K. Wahl, Jr.

       /s/ Thomas A. Young*            Director                      July 3, 2001
______________________________________
           Thomas A. Young

       /s/ Donald B. Zucco*            Director                      July 3, 2001
______________________________________
           Donald B. Zucco

       /s/ John H. Anderson
*By: _________________________________
           John H. Anderson
    Pursuant to Power of Attorney

                                 EXHIBIT INDEX


 Exhibit No.                            Description
 -----------                            -----------
  2.1        Agreement and Plan of Merger dated as of June 13, 2001 by and between F.N.B. Corporation and Promistar Financial Corporation
             (incorporated by reference to Exhibit 2.1 to Promistar Financial
             Corporation's Current Report on Form 8-K filed on June 14, 2001).

 10.1        Stock Option Agreement dated as of June 13, 2001 by and between
             F.N.B. Corporation and Promistar Financial Corporation
             (incorporated by reference to Exhibit 10.1 to Promistar Financial
             Corporation's Current Report on Form 8-K filed on June 14, 2001).

 23.1 Consent of PricewaterhouseCoopers LLP, independent auditors for Promistar Financial Corporation (filed herewith).

 23.2 Consent of S.R. Snodgrass, A.C., independent auditors for FNH corporation (filed herewith).

 23.3        Consent of Berwind Financial, L.P. (filed herewith).

 99.1        Form of Proxy to be delivered to shareholders of FNH Corporation
             (filed herewith).